UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mobix Labs, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

60743G 100
(CUSIP Number)

December 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743G 100

1.	Name of Reporting Person Vernon Davis Grizzard III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,500,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.70% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) 1,500,000 of the shares of Class A common stock of the Issuer held by Sage Hill Investors, LLC may be deemed to be beneficially owned by Vernon Davis Grizzard III as he is the Manager of SAGE HILL INVESTORS, LLC. Does not include 1,500,000 shares of the Issuer's Class A common stock issuable upon exercise of a warrant, as the exercise of the warrant is subject to stockholder approval.

(2) Based on 26,376,280 shares of the Issuer’s Class A common stock outstanding reported in the Issuer’s Current Report on Form 8-K filed on December 28, 2023.

CUSIP No. 60743G 100

1.	Name of Reporting Person SAGE HILL INVESTORS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,500,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.70% (4)

12.	Type of Reporting Person (See Instructions) OO

(3) Does not include 1,500,000 shares of the Issuer's Class A common stock issuable upon exercise of a warrant, as the exercise of the warrant is subject to stockholder approval.

(4) Based on 26,376,280 shares of the Issuer’s Class A common stock outstanding reported in the Issuer’s Current Report on Form 8-K filed on December 28, 2023.

Item 1.
	(a)	Name of Issuer: Mobix Labs, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 15420 Laguna Canyon Rd., Suite 100 Irvine, California 92618

Item 2.
	(a)	Name of Person Filing: Vernon Davis Grizzard III; SAGE HILL INVESTORS, LLC. ("Reporting Persons") (5)

	(b)	Address of Principal Business Office or, if none, Residence Vernon Davis Grizzard III 1307 Carter Street Chattanooga, TN 37402 SAGE HILL INVESTORS, LLC 1307 Carter Street Chattanooga, TN 37402

	(c)	Citizenship: Vernon Davis Grizzard III United States of America SAGE HILL INVESTORS, LLC State of Georgia, United States of America

	(d)	Title of Class of Securities: Class A Common Stock

	(e)	CUSIP Number: 60743G 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned See the responses to Item 9 on the attached cover pages.

(5) Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2024

/s/ Vernon Davis Grizzard III
By:	Vernon Davis Grizzard III

SAGE HILL INVESTORS, LLC

/s/ Vernon Davis Grizzard III
By:	Vernon Davis Grizzard III
Title:	Manager